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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)

                                ---------------

                            Talley Industries, Inc.

                           (Name of Subject Company)

                            Talley Industries, Inc.

                     (Name of Person(s) Filing Statement)


                    Common Stock, par value $1.00 per share
          (Including the associated Preferred Stock Purchase Rights)
                        (Title of Class of Securities)

                                   87468710
                     (CUSIP Number of Class of Securities)

        Series A Convertible Preferred Stock, par value $1.00 per share
                        (Title and Class of Securities)

                                   87468720
                     (CUSIP Number of Class of Securities)

  Series B $1.00 Cumulative Convertible Preferred Stock, par value $1.00 per share
                        (Title of Class of Securities)

                                   87468730
                     (CUSIP Number of Class of Securities)

                             Mark S. Dickerson
                              Vice President,
                       General Counsel and Secretary
                          Talley Industries, Inc.
                          2702 North 44th Street
                                Suite 100A
                          Phoenix, Arizona 85008
                              (602) 957-7711

         (Name, Address and Telephone Number of Person Authorized
            to Receive Notices and Communications on Behalf of
                      the Person(s) Filing Statement)

                                ---------------

                                Copies to:
                             William L. Rosoff
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                         New York, New York 10017
                              (212) 450-4000

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               This Amendment No. 2 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on October 2, 1997 by Talley Industries, Inc., a Delaware corporation (the "Company") and subsequently amended by Amendment No. 1 on October 6, 1997, relating to a tender offer commenced by Score Acquisition Corp., a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of Carpenter Technology Corporation, a Delaware corporation ("Parent") on October 2, 1997.

               All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-9, as amended.

               The items of the Schedule 14D-9 set forth below are hereby amended by adding the following:

Item 8. Additional Information to be Furnished.

             (d) Stockholder Litigation. On October 8, 1997, the complaint relating to the Stockholder Action was amended to add Brickell Partners as a newly named plaintiff and Purchaser and Parent as additional defendants in this purported class action. This amended action is entitled: Jewish Center of Hyde Park and Laz Schneider against Jack C. Crim, Alex Stamatakis, Donald
J. Ulrich, Paul L. Foster, Joseph A. Orlando, Fred Israel, John W. Stodder, David Victor, the Company, Purchaser and Parent (C.A. No. 15961) and by Brickell Partners against Jack C. Crim, John D. McNaughton, Alex Stamatakis, Donald J. Ulrich, Paul L. Foster, Joseph A. Orlando, Fred Israel, John W. Stodder, David Victor, Neil W. Benson, the Company, Purchaser and Parent (C.A. No. 15963) (the "Amended Stockholder Action"). The complaint in the Amended Stockholder Action alleges breach of fiduciary duty on the part of the Board of Directors arising out of execution of the Merger Agreement and failure to disclose material information in the Schedule 14D-1, as filed with the SEC by Purchaser and Parent, and Schedule 14D-9, as filed with the SEC by the Company, and seeks declaratory and injunctive relief barring defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Offer and the Merger, as well as damages in an unspecified amount.
The plaintiffs have moved for a preliminary injunction to enjoin the closing of the Offer and the Merger and have scheduled a hearing on the motion on October 28, 1997 at 11 a.m. A copy of the Amended Stockholder Action is filed as Exhibit I hereto and incorporated herein by reference, and the foregoing summary of the Amended Stockholder Action is qualified in its entirety by reference thereto.

Item 9. Material to be Filed as Exhibits.

              I. Amended Class Action Complaint filed by Jewish Center of Hyde Park and Laz Schneider against Jack C. Crim, Alex Stamatakis, Donald J. Ulrich, Paul L. Foster, Joseph A. Orlando, Fred Israel, John W. Stodder, David Victor, the Company, Purchaser and Parent and by Brickell Partners against Jack C. Crim, John D. McNaughton, Alex Stamatakis, Donald J. Ulrich, Paul L. Foster, Joseph A. Orlando, Fred Israel, John W. Stodder, David Victor, Neil W. Benson, the Company, Purchaser and Parent (dated October 8, 1997, Court of Chancery of the State of Delaware in and for New Castle County).



                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                             Talley Industries, Inc.


                             By:  /s/ Mark S. Dickerson
                             --------------------------------------
                             Name:Mark S. Dickerson
                             Title:Vice President and Secretary

                             Date:October 10, 1997